Exhibit 21.01

List of Subsidiaries

Subsidiary	State or Jurisdiction of Incorporation or Organization

bmd wireless AG	Switzerland
Intrado Communications Inc.	Delaware
Intrado Communications of Virginia Inc.	Virginia
Intrado International Limited	Ireland